Exhibit 4.52

Taiwan Semiconductor Manufacturing Company Limited

Global Employee Stock Purchase Plan

1.	General

1.1

Purpose. The Taiwan Semiconductor Manufacturing Company Limited Global Stock Purchase Plan (referred to as the “Plan” or the “ESPP”) has been established in order to offer an incentive for Participants (as defined below) to provide an opportunity for the employees of designated subsidiaries of Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”) to purchase the Company’s NYSE-listed American Depositary Shares at a discount through voluntary automatic payroll deductions, in order to contribute to a real and sustainable culture of employees as shareholders.

1.2	Effective Date. May 10, 2022.

2.	Definitions

2.1	“Administrator”: A third party appointed by the Committee to provide administrative services for the Plan.

2.2	“ADS”: An American Depositary Share representing common shares that are traded on the NYSE.

2.3	“Affiliate”: Present or future subsidiary of the Company.

2.4	“Board”: The Board of Directors of the Company.

2.5	“Code”: Internal Revenue Code of 1986, as amended.

2.6	“Committee”: The Chairman of the Company and/or his designee(s).

2.7	“Contribution Account”: The account for crediting Employee Contribution and Employer Contribution for each Participant.

2.8

“Earnings”: A Participant’s regular salary or wages. The Committee shall have the authority to determine and approve all forms of pay to be included in the definition of Earnings and may change the definition on a prospective basis, or adopt different definitions that apply to different Participating Employers.

Regular salary and wages include hourly rate or monthly base salary and shift differential premiums. Any amounts paid to a Participant as compensation for services will not fail to be treated as Earnings under the Plan merely because the compensation is not includible in the Participant’s gross income for tax purposes.

2.9

“Eligible Employee”: Each regular salaried or hourly Employee who is employed by a Participating Employer and with respect to whom salary deductions can be administered, other than an Excluded Employee. For purposes of this Plan, the term “employee” includes only persons treated as such on the Participating Employer’s payroll and personnel records at the time such determination is made. Persons treated by the Participating Employer as contingent workers (including independent contractors, third-party payroll workers, employees of consulting firms and temporary help agencies, even if leased employees within the meaning of Section 414(n)(2) of the Code) at the time of the determination of the person’s status are specifically excluded.

Eligibility status at the time of a determination of a person’s employment status shall not be changed as a result of the retroactive re-classification of the person’s employment status. Therefore, notwithstanding anything else herein to the contrary, any person treated as a contingent worker on the payroll and personnel records of the Participating Employer at the time the determination is made shall in no event be retroactively eligible for participation in the plan during the period covered by such determination.

2.10	“Employee Contribution”: The amount contributed by a Participant to a Participant’s Contribution Account pursuant to this Plan.

2.11	“Employer Contribution”: The amount contributed by a Participating Employer to a Participant’s Contribution Account pursuant to this Plan.

2.12	“Exchange Act”: The U.S. Securities Exchange Act of 1934, as amended, and all rules and regulations thereunder.

2.13

“Excluded Employee”: Those employees of any Participating Employer who shall, from time to time, be ineligible to participate in the Plan, as determined by the Committee in accordance with the terms and conditions of the Plan and as specified herein.

2.14	“Fractional Share”: A fraction of an ADS.

2.15	“NYSE”: New York Stock Exchange.

2.16	“Participant”: An Eligible Employee who has enrolled in the Plan pursuant to procedures set out in the Plan.

2.17

“Participating Employer”: Participating Employer includes any Affiliate that is designated by the Board or the Committee from time to time. Participation of a Participating Employer shall terminate automatically if, at any time, the Participating Employer fails to qualify as an “Affiliate.” Notwithstanding anything herein to the contrary, the Board may terminate the participation of any Participating Employer under this Plan at any time, without notice.

2.18	“Plan”: This Taiwan Semiconductor Manufacturing Company Limited Global Stock Purchase Plan.

2.19	“Purchase Date(s)”: The date (or dates) on which purchases on the open market for the purposes of the Plan are settled, as provided in Section 6.5.

2.20	“Purchase Price”: The average price of the ADSs purchased on the Purchase Date(s), as determined in accordance with Section 6.6.

2.21	“R.O.C.”: Republic of China, or Taiwan.

2.22	“Securities Act”: The U.S. Securities Act of 1933, as amended, and all rules and regulations thereunder.

2.23	“Share Account”: A Participant’s accumulated ADSs purchased under the Plan, held by the Administrator.

2.24	“Share Purchase Right”: A Participant’s right to apply the cash balance in his or her Contribution Account to the purchase of ADSs in accordance with the terms of the Plan.

2.25	“Trading Date”: Each date on which ADSs are traded on the NYSE.

3.	Participation

3.1	Eligibility. Subject to the other terms and conditions of the Plan, each Eligible Employee may enroll as a Participant upon attaining eligibility as soon as administratively possible.

3.2

Enrollment. Only during the “enrollment period(s)” defined by the Committee can Eligible Employees enroll in the Plan. As part of enrollment, each Eligible Employee shall authorize payroll deduction from Earnings, and the payroll deduction will start as soon as administratively possible after the enrollment. Enrollment and payroll deductions shall remain in effect unless changed by the Eligible Employee or otherwise limited under the terms of the Plan.

3.3

Changes to Contribution Rate. Once a Participant has enrolled in the Plan, the Participant may make changes to increase or decrease his or her payroll deduction percentage or amount once per calendar year only during the “adjustment period(s)” defined by the Committee, unless approved by the Committee. Such changes will take effect as soon as administratively possible.

3.4

Re-hire. A person who returns to active employment with a Participating Employer as an Eligible Employee following termination of employment or Retirement may re-enroll in the Plan as soon as administratively possible following re-hire.

4.	Termination of Participation

4.1	Voluntary Discontinuance.

(a)

Participants may discontinue payroll deductions by making a request to stop their payroll deductions. This discontinuance in payroll deductions will take effect as soon as administratively possible. Following such discontinuance any balance in the Participant’s Contribution Account shall be used to purchase ADSs at the next Purchase Date.

(b)

If a Participant discontinues payroll deductions, he or she will be treated has having withdrawn from the Plan. Following such withdrawal, an Eligible Employee may re-enroll in the Plan only during the “re-enrollment period(s)” defined by the Committee.

4.2

Employment Termination, Transfer to a Nonparticipating Affiliate or Death. Payroll deductions cease upon employment termination, transfer to the Company or a nonparticipating Affiliate or death of a Participant. Any balance in the Participant’s Contribution Account at that time shall be used to purchase ADSs at the next Purchase Date following such termination.

4.3

Unpaid Leave of Absence. Payroll deductions cease when the Participant begins an unpaid leave of absence. The balance credited to the Participant’s Contribution Account shall be used to purchase ADSs on the next Purchase Date following such leave of absence. If an Eligible Employee returns from an unpaid leave of absence, such Eligible Employee may re-enroll in the Plan and payroll deductions will take effect at the Participant’s prior contribution rate as soon as administratively possible, unless otherwise limited under the terms of the Plan.

4.4	Vesting. ADSs purchased under the Plan are fully vested on the Purchase Date, unless otherwise approved by the Committee.

4.5

Dissolution, Merger, and Consolidation. Upon dissolution or liquidation of the Company or a Participating Employer, or upon a merger or consolidation of the Company or a Participating Employer in which the Company or the relevant Participating Employer is not the surviving corporation, any balance in an affected Participant’s Contribution Account at that time shall be refunded without interest to the Participant as soon as administratively practicable after the effective date of such dissolution, liquidation, merger or consolidation occurs, unless the Committee in its sole discretion determines otherwise.

5.	Available Shares

5.1

Available Shares. ADSs available for purchase by Participants under the Plan will be authorized and issued ADSs acquired by the Administrator on behalf of Participants. The acquisition of ADSs shall comply with applicable laws and regulations, including Rule 10b-18 of the Exchange Act, and NYSE rules.

5.2	Fractional Share. Administrator could allocate and post fractional shares to each Participants’ Share Account.

6.	Purchasing Shares

6.1

Contribution Accounts. Payroll deductions authorized by the Participant shall be credited to the Participant’s Contribution Account, without interest. Amounts credited to a Participant’s Contribution Account as of a Purchase Date(s) shall be used to purchase ADSs for the Participant on the Purchase Date(s) at the Purchase Price.

6.2

Dividends. The Committee is entitled, in its sole discretion, to determine the manner in which any dividend on any ADSs acquired by a Participant pursuant to this Plan is paid to such Participant. Any dividend to be paid to such Participant in cash shall be reinvested upon their distribution into the Participant’s Contribution Account with the net amount (after withholding tax) used to purchase additional ADSs for a Participant at the prevailing market price. For greater certainty, no Employer Contribution shall be made in respect of purchases of ADSs by a Participant using dividends.

6.3

Employee Contributions. Participants may contribute any whole percentage or amount less than or equal to 15 percent of their Earnings (or such other maximum contribution rate as determined by the Committee). The Committee may set a maximum amount that Participants may contribute to their Contribution Accounts during any calendar year.

6.4

Employer Contributions. Each Participating Employer shall contribute to a Participant’s Contribution Account in each calendar month such amount so that 15 percent of the Purchase Price for each ADS purchased under the Plan for a Participant is funded by the Employer Contribution. The Committee may, with thirty (30) days’ notice to Eligible Employees, change such percentage for the Employer Contribution.

6.5

Purchase Date(s). Amounts in a Participant’s Contribution Account will be applied by the Administrator to purchase ADSs on the tenth Trading Day of each calendar month, unless otherwise determined by the Committee and Administrator to fit local administrative processes.

6.6

Purchase Price. The price at which ADSs are acquired for a Participant under the Plan will be the price at which the ADSs are purchased on the relevant exchange, or if ADSs are acquired at more than one purchase price, the average of these prices.

7.	Transfer and Sale of ADSs

7.1

Transfer of Shares. Participant may transfer to a private securities account some or all of their ADSs in their Share Account at any time in the manner as prescribed and facilitated by the Administrator from time to time.

7.2

Sale of ADSs. Unless otherwise approved by the Committee, a Participant may sell any ADSs purchased under the Plan at any time without restriction, other than as may be restricted by insider trading laws and regulations or internal insider trading rules of Taiwan Semiconductor Manufacturing Company or of the Participating Employer.

8.	Amendment and Termination

8.1

Amendment. The Board or the Committee may amend the Plan, at any time. Participants will receive timely notice of any amendments to the Plan. No amendment shall be made that adversely affects Participants’ entitlements under this Plan with respect to employee contributions which have been made prior to the date of such amendment.

8.2

Termination. The Board may suspend or terminate the Plan at any time. If the Plan is suspended or terminated, the Committee shall give notice to affected Participants, terminate all payroll deductions and, at its discretion, apply any balances remaining in Participants’ Contribution Accounts to the purchase of ADSs or pay Participants any balances (without interest) remaining in their Contribution Accounts as soon as practicable following the termination of the Plan.

9.	General Provisions

9.1	Administration. The Committee or his or her designees shall be responsible for the administration of the Plan. The Committee shall have full authority to administer the Plan including authority to:

(a)

establish rules and procedures for Plan administration deemed practically necessary but not inconsistent with the terms of the Plan document (including, but not limited to, rules and procedures pursuant to participation in the Plan by each Participating Employer, which the Company may withhold or debit ADSs held in a Participant’s Share Account in an amount (based on the fair market value of such ADSs as of the date such ADSs are withheld or debited) sufficient to cover all expenses incurred in connection with administration of such account, notwithstanding that thereby the balance of ADSs in a Participant’s Share Account may be reduced to zero and the Participant’s Share Account terminated);

(b)	interpret terms and provisions of the Plan;

(c)	determine all questions arising under the Plan, including correction of any defect, omission or inconsistency of the Plan;

(d)	amend the Plan, including amending the Plan to reflect changes in applicable law; and

(e)	delegate administrative responsibilities under the Plan, including the responsibility to keep records of individual benefits, but not its power to amend the Plan.

9.2

Rights not Transferable. Participants may not transfer Share Purchase Rights granted under the Plan. No Share Purchase Right shall be subject to execution, attachment, or similar process. Any attempt to assign, transfer, attach, or otherwise dispose of any Share Purchase Right shall be null and void and may be treated, at the discretion of the Committee, as notice of voluntary discontinuance under Section 4.1. Share Purchase Rights may be exercised only by the Participant during the Participant’s lifetime.

9.3

No Contract of Employment. Nothing in the Plan shall be deemed to give any Eligible Employee the right to be retained in the service of the Company or any Participating Employer, or to interfere in any way with the right of the Company or any Participating Employer or to discharge or retire any Eligible Employee at any time.

9.4

No Entitlements. Participation in the Plan (including a Participant’s right to receive an Employer Contribution) does not affect a Participant’s rights under any benefit plan (including any pension scheme) which relates to their employment and in particular (but without limitation) the benefits provided to or in respect of the Participant under the pension scheme are not to be increased as a result of the Participant’s participation in the Plan.

9.5

Investment Risk. By electing to participate in the Plan, a Participant acknowledges that the purchase of ADSs is associated with risks including but not limited to the risk that the value of the ADSs may decline and that some or all of the capital invested by a Participant may be lost.

9.6

Exchange Rate. Neither the Company, the Participating Employer nor any other Affiliate shall be liable for any foreign exchange rate fluctuation between a Participant’s local currency and the United States dollar that may affect the value of the ADSs or any amounts due pursuant to the purchase of the ADSs or the subsequent sale of any ADSs purchased under the Plan.

9.7

Tax Withholding. Taxable income attributable to the Employer Contribution will be subject to income tax, social insurance liabilities and other applicable withholding and such amounts will be deducted from the Participant’s next available paycheck following the purchase of ADSs. Alternative withholding arrangements may be made in unusual circumstances.

9.8

Applicable Law. The purchase and delivery of ADSs shall be subject to all applicable laws, regulations, rules and approvals, including, but not limited to, effectiveness of a registration statement under the Securities Act or other applicable laws and regulations, if deemed necessary or appropriate by the Company. The Company and each Participant shall also be subject to any applicable regulations or Company policies on insider dealing, including the Insider Trading Rules of Taiwan Semiconductor Manufacturing Company.

This Plan is intended to comply with the requirements of Rule 10b5-1(c) of the Exchange Act, and this Plan shall be interpreted to comply with such requirements.

9.9

Governing Law and Venue. Questions relating to the validity, construction, and administration of the Plan shall be determined under the laws of the California, without regard to principals of conflicts of laws. Any controversies or legal problems arising out of the Plan and any action involving the enforcement or interpretation of any rights hereunder shall be submitted to the jurisdiction of the Federal and State courts of Santa Clara County, California.

9.10

Severability. If a provision of the Plan is deemed illegal or invalid, the illegality or invalidity shall not affect the remaining parts of the Plan. The Plan shall be construed and enforced as if the illegal or invalid provision had not been included in the Plan.

9.11	Languages. In the event that the Plan is translated into other languages, the English version of the Plan will prevail.

9.12

Notices. Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post, in the case of a company to its registered office (for the attention of the company secretary), and in the case of an individual to their last known address, or, where the individual is an employee of a Participating Employer, either to their last known address or to the address of the place of business at which the employee performs the whole or substantially the whole of their duties. Where a notice or other communication is given by post, it will be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery or if not available, 24 hours after sending the notice.

9.13

Data Privacy. As a condition to participating in the Plan, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section by and among the Company and its Affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any ADSs held; and participation details, to implement, manage and administer the Plan and Share Purchase Rights (the “Data”). The Company and its Affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Affiliates may transfer the Data to the Administrator and other third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By participating in the Plan, each Participant authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any ADSs. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding the Participant, request additional information about the storage and processing of the Data regarding the Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant’s ability to participate in the Plan and, in the Company’s discretion, the Participant may forfeit his or her rights to participate in the Plan if the Participant refuses or withdraws the consents in this Section.